Exhibit 18
February 14, 2018

Board of Directors
Molson Coors Brewing Company
1801 California St., Suite 4600
Denver, CO 80202

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to Molson Coors Brewing Company’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Form 10-K and issued our report thereon dated February 14, 2018. Note 1 to the financial statements describes the Company’s change in accounting policy from the use of a calculated market-related value of plan assets to compute the expected return on plan assets and amortization of gain/loss components of net periodic pension cost to the use of the fair value of plan assets. It should be understood that the preferability of one acceptable method of accounting over another for calculating the market-related value of pension plan assets used to determine net periodic pension cost has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Denver, Colorado